Filed Pursuant to Rule 424(b)(3)
Registration No. 333-172552

PROSPECTUS

1,627,945 Shares

Common Stock

This prospectus may be used only for the sale or other disposition of up to 1,627,945 shares of common stock or interests therein by the selling stockholders identified in this prospectus.

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. We will, however, receive the proceeds from the sale of shares of our common stock to the selling stockholders to the extent they exercise for cash their warrants identified in this prospectus. We will pay the expenses incurred in registering the shares, including legal and accounting fees.

The price or prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. See the “Plan of Distribution” on page 7.

Our common stock is traded on the Nasdaq Capital Market under the symbol “LRAD.” On March 25, 2011, the last reported sales price for the common stock was $2.60 per share.

INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” ON PAGE 3 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is April 7, 2011.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this registration statement or any related prospectus, including any information incorporated herein by reference, is accurate as of any date other than the date on the front of the applicable document, or such earlier date as is expressly stated or otherwise apparent with respect to such incorporated information in the applicable document, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since any such date.

The terms “we,” “us,” “our” and the “company,” as used in this prospectus, refer to LRAD Corporation, unless otherwise indicated.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in the documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act. We use words like “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “estimates” and similar expressions to identify these forward-looking statements.

You should not place undue reliance on our forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. However, our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties that are beyond our control, including those we discuss in “Risk Factors,” the information incorporated therein by reference and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. The information in this prospectus speaks only as of the date of this prospectus and the information incorporated herein by reference speaks only as of its date. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. You should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and in the documents incorporated by reference. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus, including all documents incorporated by reference, carefully, especially “Risk Factors” and our consolidated financial statements and related notes incorporated by reference herein. Please see the section entitled “Where You Can Find More Information” on page 9 of this prospectus.

Our Business

We develop and deliver innovative directed acoustic products that beam, focus and control sound over short and long distances. We offer a variety of directional sound products which meet a broad range of requirements from communicating with and deterring threats over distances up to 300 meters with our hand-held LRAD 100X to distances greater than 1,500 meters with our LRAD-RX. Since 1996, we have been at the forefront developing new acoustic innovations to project, focus, shape and control sound and we believe we have established a significant competitive advantage in our principal markets. Our Long Range Acoustic Device® or LRAD® pioneered a new worldwide market for directional long-range acoustic hailing and warning devices (“AHDs”) capable of communicating with authority and clarity over 1,500 meters.

Our common stock trades on the NASDAQ Capital Market under the symbol “LRAD.” We had 32,325,734 shares issued and outstanding by 1,013 holders of record of our common stock as of March 25, 2011.

Our address is 15378 Avenue of Science, Suite 100, San Diego, California, 92128. Our telephone number is (858) 676-1112, and our internet website is located at www.lradx.com. The information on our website is not incorporated by reference into this prospectus nor is it part of this prospectus. See the section entitled “Where You Can Find More Information” on page 9 of this prospectus.

The Offering

This prospectus covers up to 1,627,945 shares of common stock issuable upon exercise of warrants which we issued on February 4, 2011 to the selling stockholders. The selling stockholders previously held warrants issued in August 2006 as part of a financing transaction, which we refer to as the 2006 Warrants. On February 4, 2011, the selling stockholders exercised their 2006 Warrants to purchase an aggregate of 1,627,945 shares of our common stock at an exercise price of $2.67 per share. We received $4,346,613 in aggregate proceeds upon exercise of the 2006 Warrants.

On February 4, 2011, in consideration of the selling stockholders exercising the 2006 Warrants at an exercise price above the current market price of our common stock, we issued to the selling stockholders new warrants exercisable for an aggregate of 1,627,945 shares of common stock at an exercise price of $2.67 per share, which we refer to as the 2011 Warrants. The 2011 Warrants are exercisable from August 4, 2011 through February 4, 2016. The 2011 Warrants contain provisions which would adjust the exercise price, and in inverse proportion adjust the number of shares subject to the 2011 Warrants, in the event we pay stock dividends, effect stock splits or complete other transactions specified in the 2011 Warrants.

We also agreed to file a registration statement, of which this prospectus is a part, on or before March 6, 2011, to register for resale the shares that may be issued upon exercise of the 2011 Warrants. We have also agreed to have the registration statement declared effective as soon as possible and in any event within 90 days after February 4, 2011. Once the registration statement is declared effective, we have agreed to use our best efforts to keep it effective for five years after the date the registration statement is declared effective, or the earlier date when all of the shares covered by this prospectus have been sold or may be sold without volume restrictions in accordance with Rule 144 under the Securities Act. If the registration statement is not declared effective within 90 days following the date of issuance of the securities, or the selling stockholders are otherwise unable to re-sell the shares purchased upon exercise of the 2011 Warrants, we will be obligated to pay liquidated damages to the selling stockholders in the amount of $0.01335 per day per applicable share until 180 days after the date the registration statement is required to be filed, and $0.0267 per day per applicable share thereafter, but not to exceed a total of $0.0534 per applicable share.

We will not receive any proceeds from the sale of securities by any of these selling stockholders. See “Use of Proceeds” on page 4 of this prospectus.

RISK FACTORS

Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks, cautionary statements and other information contained in this prospectus and in our other filings with the SEC that we incorporate by reference, including our Annual Report on Form 10-K for the fiscal year ended September 30, 2010. The risks and uncertainties described in these documents are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on our company, our business, financial condition, results of operation and/or liquidity could be seriously harmed. In that event, the market price for our common stock will likely decline, and you may lose all or part of your investment.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2010 filed with the SEC on December 1, 2010;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 filed with the SEC on February 3, 2011;

•	Our Current Reports on Form 8-K filed with the SEC on December 7, 2010 (as amended on December 8, 2010), January 11, 2011, February 8, 2011, March 29, 2011, and April 6, 2011; and

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The description of our common stock contained in our registration statement on Form 10-SB, effective August 1, 1994, including any amendment or report filed for the purpose of updating such description.

Certain Current Reports on Form 8-K dated both prior to and after the date of this prospectus are or will be furnished to the SEC and shall not be deemed “filed” with the SEC and will not be incorporated by reference into this prospectus. However, all other reports and documents filed by us after the date of this prospectus under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the termination of the offering of the securities covered by this prospectus will also be deemed incorporated by reference in this prospectus and considered to be part of this prospectus from the date those documents are filed.

You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference.

You may obtain a copy of any of the above-referenced documents, at no cost, from our website at www.lradx.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. We will also furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct your requests for documents to:

Director, Investor Relations

LRAD Corporation

15378 Avenue of Science, Suite 100

San Diego, California 92128

(858) 676-1112

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of the shares of common stock or interests therein offered by this prospectus. We will issue an aggregate of 1,627,945 shares of common stock potentially offered by this prospectus only upon the exercise of stock purchase warrants by the selling stockholders. If the selling stockholders exercise all of the stock purchase warrants, we would receive proceeds of approximately $4.3 million. There can be no assurance that the selling stockholders will exercise any of these warrants, or, if exercised, that any of the underlying shares of common stock will be sold under this prospectus.

SELLING STOCKHOLDERS

We are registering for sale or other disposition shares of our common stock held by the selling stockholders. The term “selling stockholders” includes the stockholders listed below and their transferees, pledgees, donees or other successors.

The following table sets forth information regarding beneficial ownership of our common stock which is based on information provided by the selling stockholders as of March 1, 2011 (except as otherwise noted) and additional shares purchasable upon exercise of outstanding warrants, unless otherwise noted. This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.

None of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

Each of the selling stockholders that is affiliated with a registered broker-dealer purchased the securities offered hereby in the ordinary course of business and does not have any agreement or understandings, directly or indirectly, to distribute the shares offered by this prospectus.

Name of Selling Stockholder	Total Common Stock Beneficially Owned Before Offering (3)	Shares Offered Hereby	Shares of Common Stock Beneficially Owned After Offering (1)	Percent of Common Stock Beneficially Owned After Offering (1)
Special Situations Fund III QP, L.P.(2)	2,204,723	372,466	1,832,257	5.7%
Special Situations Private Equity Fund, L.P.(2)	715,553	102,564	612,989	1.9%
Special Situations Technology Fund, L.P.(2)	256,808	43,385	213,423	*
Special Situations Technology Fund II, L.P.(2)	1,596,277	269,675	1,326,602	4.1%
Iroquois Master Fund LTD	1,193,327	388,766	804,561	2.5%
Scot Cohen	1,031,998	252,214	779,784	2.4%
Jonathan Manela	320,512	50,256	270,256	*
American Capital Management LLC	218,279	45,037	173,242	*
Scot Jason Cohen Foundation	61,812	18,015	43,797	*
Richard K. Abbe (Custodian of Bennett Abbe)	61,431	15,012	46,419	*
Richard K. Abbe (Custodian Samantha Abbe)	61,431	15,012	46,419	*
Richard K. Abbe (Custodian of Talia Abbe)	61,431	15,012	46,419	*
Colman Abbe	18,014	9,007	9,007	*
Abbe Berman Foundation Trust	18,014	9,007	9,007	*
Merav Abbe Trust	118,755	9,007	109,748	*
Philip Mirabelli	68,014	9,007	59,007	*
Joshua Silverman	25,650	4,503	21,147	*

Total		1,627,945

*	Less than 1%.
(1)	Assumes that all shares included in this prospectus are sold, and any other shares held before the commencement of this offering are not sold and that the selling stockholders do not acquire any additional shares of our common stock. Percent of common stock beneficially owned is based on 32,325,734 shares outstanding as of March 25, 2011, and does not include shares of common stock issuable upon exercise of the 2011 Warrants.
(2)	MGP Advisors Limited Partnership, or MGP, is the general partner of the Special Situations Fund III QP, L.P. AWM Investment Company, Inc., or AWM, is the general partner of MGP. SST Advisers, L.L.C., or SSTA, is the general partner of the Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. MG Advisers, L.L.C., or MG, is the general partner of the Special Situations Private Equity Fund, L.P. AWM is the investment adviser to Special Situations Fund III QP, L.P., Special Situations Technology Fund, L.P., Special Situations Technology Fund II, L.P. and Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, SSTA and MG, and are principally responsible for the selection, acquisition, voting and disposition of the portfolio securities by each investment adviser on behalf of its fund. Both Messrs. Marxe and Greenhouse share voting and dispositive power with respect to shares held by these selling stockholders. Includes, as applicable, shares issuable upon exercise of outstanding options and warrants within 60 days of March 1, 2011.
(3)	Assumes the exercise by the selling stockholder of all 2011 Warrants and issuance of all shares of common stock issuable upon exercise of the 2011 Warrants to the selling stockholder.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the applicable selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Durham, Jones & Pinegar, St. George, Utah.

EXPERTS

Squar, Milner, Peterson, Miranda and Williamson, LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K as of and for the fiscal years ended September 30, 2010 and 2009 as set forth in their report dated December 1, 2010, which is incorporated herein by reference in this prospectus and elsewhere in the registration statement. Such consolidated financial statements are incorporated herein by reference in reliance on Squar, Milner, Peterson, Miranda and Williamson, LLP’s aforementioned report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock being offered by this prospectus. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to the company and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We electronically file annual, quarterly and special reports, proxy and information statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is www.sec.gov.